[TRANSLATION]                       EXHIBIT  2

                                                                   July 31, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                IMMEDIATE REPORT CONCERNING A TRANSACTION WITH A
             CONTROLLING PARTY OR A DIRECTOR WHICH DOES NOT REQUIRE
                      THE APPROVAL OF THE GENERAL MEETING

                Regulation 37 A (5) of the Securities Regulations
                      (Periodic and Immediate Reports)-2006

     1. A report is hereby filed regarding the approval of a transaction pursuant to Regulation 1A of the Companies Regulations (Mitigations for Transactions with Interested Parties)-2000.

     2. The transaction was approved by the Board of Directors on July 30, 2008.

     3. Following is a summary of the principles of the transaction and the reasons of the Board of Directors and the Audit Committee for the approval of the transaction:

          At their meetings on July 30, 2008, the Bank's Board of Directors and Audit Committee resolved that the annual compensation and the compensation for participating in meetings paid to the Outside Directors and the rest of the Bank's Directors (except for the Chairman of the Board who receives a salary from the Bank) will be as of March 6, 2008 at the "fixed amounts" detailed in the Second Appendix and the Third Appendix of the Companies Regulations (Rules for the Compensation and Expenses of Outside Directors)-2000 ("O.D. COMPENSATION REGULATIONS") for a C level company, meaning: annual compensation in the amount of NIS 42,600 and compensation for participating in meetings in the amount of NIS 2,200. These amounts are linked to the Consumer Price Index published for the month of December 2007 and they are updated according to the rise in the Index every February 1 and August 1 of each year pursuant to the O.D. Compensation Regulations. Prior to the resolution, the annual compensation for the Outside Directors was NIS 39,478 (and for other Directors, NIS 37,732), and the compensation for participating in meetings was NIS 1,470 (and for other Directors, NIS 1,408), however it was customary during the past years to voluntarily reduce 12% from the compensations amounts actually paid.


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          The change in the amounts of the annual compensation and the compensation for participating in meetings was made within the framework of the O.D. Compensation Regulations and the Companies Regulations (Mitigations for Transactions with Interested Parties)-2000 ("THE MITIGATING REGULATIONS"). According to the Bank's equity in its audited financial statement as of December 31, 2007 (approximately NIS 110 million), the Bank is considered for the purposes of the O.D. Compensation Regulations as a Level C company. The Mitigating Regulations establish that an agreement between a public company and a director regarding his compensation does not require the approval of the general meeting, if the compensation paid to the director does not exceed the maximum amount pursuant to Regulations 4, 5 and 7 of the O.D. Compensation Regulations. The above approved compensations amounts do not exceed the maximum amounts according to the above regulations and they are equal to the "fixed amounts" according to these regulations, which are the average between the minimum and maximum amounts. However, pursuant to the above regulations, the annual compensation and the compensation for participating in meetings for directors who are not Outside Directors, will have to be approved by the General Meeting of the Bank, if one or more shareholders who holds at least one per cent of the issued capital or voting rights of the Bank, shall give notice of his objection to the mitigation by which the approval of the General Meeting is not required for the above changes in the annual compensation and the compensation for participating in meetings, provided that his objection is delivered in writing to the Bank no later than 14 days from the date of this Report.

          The reasons for the above resolutions of the Audit Committee and the Board of Directors are as follows:

               1. The compensation rates established are appropriate compensation for the Directors for managing the Bank, and this, among other things, in light of the Bank's accomplishments during the past years and in the implementation of a Run-off plan and in the collection of its credit portfolio.

               2. During the past years, the Directors agreed to a voluntarily reduction of 12% of their compensation, their agreement given at the time in consideration of the Bank's difficult position after it experienced a liquidity crisis. Now that the Bank's circumstances have changed there is no reason to continue the reduction.

               3. The approved annual compensation and compensation for paticipating in meetings are according to the Bank's level in the O.D. Compensation Regulations and they are at the rate of the "set amounts" that the author of the regulations saw as the minimum amounts for an Outside Director which do not require the approval of the general meeting.

     4.   N/A

     5.   N/A

     6. Following is the text of Regulation 1 C. of the Companies Regulations (Mitigations for Transactions with Interested Parties)-2000: (A) The mitigations pursuant to Regulations 1 through 1B shall not apply to a public company if one or more shareholders holding at least one per cent of the issued capital or voting rights of the company, gave notice of his objection to the said mitigation, provided that the objection is submitted in writing to the company no later than 14 days from the date on which the public company issued a report pursuant to the Securities Law regarding the resolution or from the date on which it issued an amended report to the said report. (B) If an objection is submitted as set forth in sub-section (A), the transaction requires an approval pursuant to Section 273 or 275, according to the matter.